Delisting Determination, The Nasdaq Stock Market, LLC, January 13, 2026 Sonder Holdings Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Sonder Holdings Inc. effective at the opening of the trading session on January 30, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1 .
The Company was notified of the Staff determination on November 17, 2025. The Company did not appeal Staff's Delist Determination Letter.

The Company securities were suspended on November 24, 2025. The
Staff determination to delist the Company securities became final on November 24, 2025.